EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Cullen/Frost Bankers, Inc. for the registration of $100,000,000 of fixed-to-floating rate subordinated notes and to the incorporation by reference therein of our reports dated February 2, 2007, with respect to the consolidated financial statements of Cullen/Frost Bankers, Inc., Cullen/Frost Bankers, Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Cullen/Frost Bankers, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Antonio, Texas

February 12, 2007